Deutsche Bank
Global Transaction Banking

DEPOSITARY RECEIPTS

Depositary's Notice of General Meeting of Shareholders:

ADR/GDR Issue:	Infosys Limited		
CUSIP:	456788108 (DTC Eligible)	**DR ISIN:**	US4567881085
Country:	INDIA		
Meeting Details:	Postal Ballot Notice		
DR Record Date:	July 30, 2018		
Voting Deadline:	August 17, 2018 at 10:00 AM (New York City time)		
Meeting Date:	August 22, 2018		
Meeting Agenda:	The Company's Notices of Meeting including the Agenda for each are attached		
Ratio (ORD:ADR):	1 : 1		

In accordance with Section 4.08 of the Deposit Agreement (the "Deposit Agreement") between Infosys Limited. ("the Company") and Deutsche Bank Trust Company Americas as Depositary ("the Depositary"), holders of Infosys Limited. American Depositary Shares (ADSs) are hereby notified of Resolutions sought to be approved by way of Postal Ballot of shareholders of Infosys Limited. **A copy of the resolutions the Company seeks to pass via postal ballot in lieu of meeting can be found on the following website www.infosys.com** and also enclosed herewith.

Holders of Infosys Limited ADSs at the close of business of the above-specified ADS record date ("Registered Holders") will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. A postal ballot instruction form is included for such purpose.

Upon the timely receipt of a properly completed postal ballot instruction form on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company, to vote or cause to be voted the Shares represented by ADSs in accordance with such postal ballot instructions.

Please note that persons beneficially holding DRs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such DRs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of DRs.

Holders and persons and/or entities having a beneficial interest in any DRs ("Beneficial Owners") are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Shares, or for the manner in which any vote is cast (provided that any such action or omission is in good faith) or the effect of any vote.

Deutsche Bank
Global Transaction Banking

Broadridge, as proxy agent, may refer on the internet, phone or proxy card to "DEFAULT RECOMMENDATION: NO VOTE", which means that unless instructed otherwise, no vote will be cast. Please refer to the Notice of Meeting on the Company's website at www.infosys.com for the recommendations of the board of directors.

For more information, contact:

Depositary Receipts
800-821-8780 phone
Email: dbemails@astfinancial.com